Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three and nine month periods ended

May 31, 2015 and 2014

NOTICE TO READER

Tanzanian Royalty Exploration Corporation’s independent auditors have not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Tanzanian Royalty Exploration Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“James E. Sinclair”	“Marco Guidi”
James E. Sinclair	Marco Guidi
Chief Executive Officer	Chief Financial Officer

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	May 31, 2015	August 31, 2014

Assets
Current Assets
Cash and cash equivalents (Note 17)	$ 276,716	$ 1,829,661
Other receivables (Note 14)	325,659	691,799
Inventory (Note 16)	386,268	24,230
Prepaid expenses (Note 13)	108,793	68,882
	1,097,436	2,614,572
Property, plant and equipment (Note 4)	3,525,800	3,125,861
Mineral properties and deferred exploration (Note 3)	47,209,775	47,052,468
	$ 51,833,011	$ 52,792,901

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 15)	$ 3,233,699	$ 1,288,905
Leases payable (Note 4)	592,354	-
Derivative in convertible senior notes (Note 20)	21,000	-
Convertible senior notes (Note 20)	632,217	-
	4,479,270	1,288,905
Warrant liability (Note 7)	113,000	-
Asset Retirement Obligation (Note 21)	331,882	-
	4,924,152	1,288,905
Shareholders’ equity
Share capital (Note 7)	118,936,215	117,153,440
Share based payment reserve (Note 9)	1,451,657	935,060
Warrants reserve (Note 8)	941,037	870,037
Accumulated deficit	(76,128,806)	(69,095,649)
Equity attributable to owners of the Company	45,200,103	49,862,888
Non-controlling interests (Note 22, 3(a), 3(f))	1,708,756	1,641,108
Total shareholders’ equity	46,908,859	51,503,996
	$ 51,833,011	$ 52,792,901

  Nature of operations and Going Concern (Note 1)

  Segmented information (Note 18)

  Commitments (Notes 3 and 19)

  Events after the reporting period (Note 23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Expressed in Canadian Dollars)
	Three months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2015	Nine months ended May 31, 2014
Administrative expenses
Depreciation (Note 4)	$ 134,862	$ 83,752	$ 252,347	$ 192,892
Consulting	67,975	(28,871)	147,810	51,981
Directors’ fees (Note 10)	79,641	113,280	237,822	286,989
Office and general	48,390	88,227	197,105	272,977
Shareholder information	159,626	66,564	344,098	247,219
Professional fees	204,614	179,800	435,751	377,556
Salaries and benefits	232,011	352,034	774,292	1,035,055
Share based payments (Note 7)	122,509	557,579	342,137	926,397
Travel and accommodation	3,864	75,090	35,945	175,268
	(1,053,492)	(1,487,455)	(2,767,307)	(3,566,334)
Other income (expenses)
Foreign exchange	220,639	(32,351)	499,085	(35,107)
Interest, net	21,475	15,916	(5,180)	44,205
Interest accretion (Note 20)	(98,312)	-	(540,980)	(4,779)
Accretion on asset retirement obligation (Note 21)	(2,882)	-	(2,882)	-
Finance costs (Note 20)	(19,356)	-	(167,322)	-
Unrealized gain (loss) on other financial assets (Note 6)	-	417	-	417
Exploration costs	(71,381)	(58,447)	(184,609)	(169,263)
(Provision) recovery of VAT	(39,873)	348,623	(39,873)	348,623
Change in value of derivative liability (Note 20)	(1,172,721)	-	150,000	-
Loss on amendment of convertible senior notes (Note 20)	(2,057,506)	-	(2,057,506)	-
Loss on redemption of convertible senior notes (Note 20)	(88,073)	-	(88,073)	-
Change in value of warrant liability (Note 7)	155,000	1,242,000	331,000	3,491,000
Write off of mineral properties and deferred exploration costs (Note 3)	(1,855,287)	(680,058)	(2,091,862)	(853,544)
Withholding tax recoveries (costs)	-	(121)	-	(22,084)
Net loss and comprehensive loss	$ (6,061,769)	$ (651,476)	$ (6,965,509)	$ (766,866)

Loss and comprehensive loss for the period attributable to:
Owners of the Company	(6,287,880)	(697,389)	(7,033,157)	(633,112)
Non-controlling interests	226,111	45,913	67,648	(133,754)
	$ (6,061,769)	$ (651,476)	$ (6,965,509)	$ (766,866)

Income (Loss) per share
– basic and diluted	$ (0.06)	$ (0.01)	$ (0.07)	$ (0.01)
Weighted average # of shares outstanding
– basic and diluted	102,684,989	101,064,385	101,878,389	100,970,370

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

 (Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Nine month periods ended May 31,	2015	2014

Operations
Net loss	$ (6,965,509)	$ (766,866)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	252,347	192,892
Change in value of warrant liability	(331,000)	(3,491,000)
Change in value of derivative liability	(150,000)	-
Write-off of mineral properties	2,091,862	853,544
Share based payments	342,137	926,397
Accretion on asset retirement obligation	2,882	-
Accretion convertible senior notes	540,980	-
Loss on amendment of convertible senior notes	2,057,506	-
Loss on redemption of convertible senior notes	88,073	-
Foreign exchange	(154,420)	-
Realized gain on other financial assets	-	(417)
Cash interest paid	(147,966)	(9,541)
Cash interest received	17,488	41,332
Interest accretion	-	4,779
Non cash directors’ fees	100,122	151,137
Net change in non-cash operating working capital items:
Other receivables	(115,528)	(411,605)
Inventory	(362,038)	(17,451)
Prepaid expenses	(39,911)	(20,664)
Trade, other payables and accrued liabilities	2,313,789	(313,257)
Cash used in operations	(459,186)	(2,860,720)
Investing
Mineral properties and exploration expenditures	(1,718,806)	(2,073,380)
Proceeds from sale of other financial assets	-	5,667
Equipment and leasehold improvements, net	(652,286)	(331,723)
Cash used in investing activities	(2,371,092)	(2,399,436)
Financing
Repayment of convertible debt	-	(1,090,000)
Proceeds from sale-leaseback	592,354	-
Proceeds from convertible senior notes, net of issue costs	1,618,804	-
Repayment of convertible senior notes	(933,825)	-
Cash provided by (used in) financing activities	1,277,333	(1,090,000)
Net decrease in cash and cash equivalents	(1,552,945)	(6,350,156)
Cash and cash equivalents, beginning of period	1,829,661	10,679,516
Cash and cash equivalents, end of period	$ 276,716	$ 4,329,360

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2015	2014
Non-cash transactions:
Share based payments capitalized to mineral properties	$ 31,431	$ 103,023
Shares issued pursuant to RSU plan	31,840	1,279,236
Shares issued as finders’ fee on convertible senior note financing	264,000	-
Shares issued on amendment of convertible senior note financing	250,000	-
Shares issued on redemption of convertible senior note financing	1,236,935	-
Warrants issued on convertible senior note financing	515,000	-
Asset retirement obligation	329,000	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

1.

Nature of Operations and Going Concern

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At May 31, 2015 the Company had a working capital deficiency of $3,381,834 (August 31, 2014 – $1,325,667 positive working capital), had not yet achieved profitable operations, has accumulated losses of $76,128,806 (August 31, 2014 – $69,095,649) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at May 31, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes, which was subsequently amended on March 25, 2015 reducing the outstanding loan amount to USD$1,450,000 with an option of up to an additional USD$4,000,000 at the option of the lender, see note 20 for details.  Furthermore, the Company is continuing to pursue additional financing, which the Company believes will fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

2.

Basis of Preparation

2.1 Statement of compliance

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006.  The address of the Company’s registered office is 40 King Street West, Suite 4400, Toronto, Ontario M5H 3Y4 Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania. The unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine month periods ended May 31, 2015 and 2014 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

2.

Basis of Preparation (continued)

2.1 Statement of compliance (continued)

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on July 14, 2015.

2.2 Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2014 annual financial statements.

2.3

Adoption of new and revised standards and interpretations

New standards and interpretations adopted

The Company applies, for the first time, certain standards and amendments to the financial statements. These include IAS 32 Financial Instruments, Presentation, Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets, and IFRIC 21 Levies.

The nature and impact of each new standard/amendment is described below:

•

IAS 32 ‘Financial instruments, Presentation’ – In December 2011, effective for annual periods beginning on or after January 1, 2014, IAS 32 was amended to clarify the requirements for offsetting financial assets and liabilities.  The amendments clarify that the right of offset must be available on the current date and cannot be contingent on a future date.  The application of IAS 32 had no impact to the Company.

•

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets.  The IASB has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. When developing IFRS 13, Fair Value Measurement, the IASB decided to amend IAS 36 to require disclosures about the recoverable amount of impaired assets. The amendments clarify the IASB’s original intention that the scope of those disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal.  The amendments to      IAS 36 are effective for annual periods beginning on or after January 1, 2014.  The application of IAS 36 had no impact to the Company.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

2.

Basis of Preparation (continued)

2.3

 Adoption of new and revised standards and interpretations (continued)

New standards and interpretations adopted (continued)

•

IFRIC 21 Levies - In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provision, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligation event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.  The application of IFRIC 21 had no impact to the Company.

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations.  However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•

IFRS 9 Financial Instruments. IFRS 9 covers the classification and measurement, impairment and hedge accounting of financial assets and   financial liabilities and the effective date is for annual periods on or after January 1, 2018, with earlier application permitted. The Company is still assessing the impact of adopting IFRS 9.  Amendments to IFRS 9 also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9.  Instead, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments.

•

IFRS 15 Revenue from Contracts with Customers.  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the amendments on the Company’s financial statements.

•

In December 2014, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) to improve the effectiveness of presentation and disclosure in financial reports with the objective of reducing immaterial note disclosure. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company has not yet determined the impact of the amendments on the Company’s financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

3.

Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of USD$500 per license.  Upon renewal, there is a renewal fee of USD$300 per license.

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at May 31, 2015 and recorded a write-down of $2,091,862 during the nine month period ended May 31, 2015 (2014 - $853,544).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

3.

Mineral Properties (continued)

The continuity of expenditures on mineral properties is as follows:

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

3.

Mineral Properties (continued)

(a)  Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to State Mining Company (“Stamico”) in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture company. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditure, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Gold Company Limited.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date.  The date deadline is estimated as December 18, 2015.   The Company shall be entitled to extend the date for one additional year:

i) for the extension year, on payment to Stamico of US$500,000;

ii) for the second extension year, on payment to Stamico of US$625,000; and

iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time.  The Company has received a subsequent letter from Stamico regarding request for payment.  It remains the Company’s position that no penalty is due at this time and will respond accordingly.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest on the Consolidated Financial Statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditure on the property are capitalized under Mineral Properties and reported under Buckreef Gold Company Limited.

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License was granted by the Ministry of Energy and Minerals to Tanzam, (wholly owned subsidiary of Tanzanian Royalty).    The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by Company and Ministry for Energy and Minerals representatives.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by DeGazzeting the respective license by the Tanzanian Government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

3.

Mineral Properties (continued)

During the three and nine month period ended May 31, 2015, the Company abandoned certain licenses in the area and a write off $2,028,163 was taken for these licenses related to the property (year ended August 31, 2014 - $nil).

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required to pay Stamico an annual option fee of USD$25,000 per annum until commercial production.

During the three and nine month period ended May 31, 2015, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2014 - $nil) related to deferred exploration costs associated with licenses the Company does not intend to renew.

(d) Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the Consultant to carry out the work will be initiated.

During the three and nine month period ended May 31, 2015, the Company abandoned certain licenses in the area and a write-off of $30,371 was taken in this area (year ended August 31, 2014 - $377,511).

(e) Lunguya:

During the three and nine month period ended May 31, 2015, the Company did not abandon any licenses and a write-off of $33,328 was taken in this area (year ended August 31, 2014 - $nil).

(f) Kabanga:

The Kabanga Project is located in northwestern Tanzania, south of Lake Victoria and near the Burundi border within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania.

The Company is engaged in the exploration and development of the Kagera Nickel project, adjacent to the Barrick/Xstrata Kabanga Nickel Project within the Kabanga-Musongati mafic-ultramafic belt, which contains nickel (“Ni”) sulphide ores at Kabanga deposit and reef-type concentrations at Musongati.

During the three and nine month period ended May 31, 2015, the Company did not abandon any licenses in the area and no write off was taken (year ended August 31, 2014 - $832,129) for all previously deferred expenditures.  Although the Company will continue to explore opportunities to maximise shareholder value and closely follow development of the adjacent Barrick/ Xstrata Nickel Project, the Company has decided to reallocate cash resources to other projects with near term returns.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

3.

Mineral Properties (continued)

Northwestern Basemetals Company Limited, a new company 75% owned by the Company, 15% owned by Stamico and 10% owned by Songshan Mining Company was formed to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania.  Stamico has a carried interest on the Company and Songshan has a carried interest.

(g) Buziba-Busalwo

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine in the area known as Buziba-Busolwa in Tanzania, in a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

Buckreef Gold Company Limited (“BGCL”), a project subsidiary of the Company owned 55% by the Company and 45% by Stamico, signed a letter of intent with ARL Gold Tanzania Limited (“ARL”), a subsidiary of AGC, to conclude a Definitive Joint Venture Agreement in connection with a joint venture to be created for the development of a producing gold mine at Buziba- Busolwa.

The Company’s BGCL joint venture with Stamico will hold a 40% interest in the Buziba-Busolwa Project, with AGC holding the remaining 60%.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

4.

Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction-in-progress *	Total
Cost
As at September 1, 2013	$ 464,487	$ 302,640	$ 117,767	$ 1,540,229	$ 100,328	$ -	$ -	$ 2,525,451
Additions	-	-	5,919	323,982	-	-	2,082,640	2,412,541
Disposals	-	-	(11,374)	(20,101)	-	-	-	(31,475)
As at August 31, 2014	$ 464,487	$ 302,640	$ 112,312	$ 1,844,110	$ 100,328	$ -	$ 2,082,640	$ 4,906,517
Additions	-	-	-	-	-	-	652,286	652,286
Transfer of assets in use	-	-	-	-	-	1,551,793	(1,551,793)	-
Disposals	-	-	-	-	-	-	-	-
As at May 31, 2015	$ 464,487	$ 302,640	$ 112,312	$ 1,844,110	$ 100,328	$ 1,551,793	$ 1,183,133	$ 5,558,803

Accumulated depreciation
As at September 1, 2013	$ 247,629	$ 209,661	$ 73,066	$ 990,082	$ 33,625	$ -	$ -	$ 1,554,063
Depreciation expense	14,456	24,612	21,903	183,756	13,341	-	-	258,068
Disposals	-	-	(11,374)	(20,101)	-	-	-	(31,475)
As at August 31, 2014	$ 262,085	$ 234,273	$ 83,595	$ 1,153,737	$ 46,966	$ -	$ -	$ 1,780,656
Depreciation expense	10,120	12,921	11,223	135,951	8,004	74,128	-	252,347
Disposals	-	-	-	-	-	-	-	-
As at May 31, 2015	$ 272,205	$ 247,194	$ 94,818	$ 1,289,688	$ 54,970	$ 74,128	$ -	$ 2,033,003
Net book value
As at September 1, 2013	$ 216,858	$ 92,979	$ 44,701	$ 550,147	$ 66,703	$ -	$ -	$ 971,388
As at August 31, 2014	$ 202,402	$ 68,367	$ 28,717	$ 690,373	$ 53,362	$ -	$ 2,082,640	$ 3,125,861
As at May 31, 2015	$ 192,282	$ 55,446	$ 17,494	$ 554,422	$ 45,358	$ 1,477,665	$ 1,183,133	$ 3,525,800

* Construction in progress represents construction of the Company’s heap leach pads and processing plant.  During the nine month period ended May 31, 2015, construction of the heap leach pads was completed and the heap leach pads began being amortized as they came into operation.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

4.

Property, plant and equipment (continued)

Sale-leaseback transaction

During the nine month period ended May 31, 2015, the Company sold automotive and mining equipment for proceeds of $577,505 to various officers and directors. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods. Based on the terms of the agreements, the Company has classified and is accounting for the leases as capital leases. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the capital lease obligations outstanding is between 20% and 30%. The gain on sale of $250,108 has been deferred and is being recognized on a straight-line basis over the initial lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the capital asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

As at May 31, 2015, the balance outstanding under capital lease obligations is $592,354 (August 31, 2014 - $nil) and is repayable within 1 year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

5.

Convertible Debt

On October 4, 2010, the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.  On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

6.

Other financial assets

Other financial assets are comprised of shares of publicly traded companies.  As at August 31, 2014, these investments have been sold resulting in a balance of $nil.  The impact to the unaudited interim condensed consolidated financial statements of the revaluation to market value for the nine month period ended May 31, 2015 resulted in an unrealized loss of $nil  (2014 – $nil) as the market values of these securities remained unchanged in the prior period.  A realized gain from the sale of these investments of $417 was recognized in the nine month period ended May 31, 2

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

7.

Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($) ($)
Balance at September 1, 2013	100,922,582	$ 115,614,202
Issued pursuant to Restricted Share Unit Plan	320,893	1,354,238
Issued for settlement of lawsuit	82,405	185,000
Balance at August 31, 2014	101,325,880	$ 117,153,440
Issued pursuant to Restricted Share Unit Plan	13,500	31,840
Finders fees on convertible senior note financing	400,000	264,000
Shares issued on amendment of convertible senior note financing	500,000	250,000
Redemption of convertible senior notes	2,999,135	1,236,935
Balance at May 31, 2015	105,238,515	$ 118,936,215

Activity during the nine month period ended May 31, 2015:

During the nine month period ended May 31, 2015, 13,500 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $2.36 for total issued value of $31,840.

On December 29, 2014, the Company issued 400,000 common shares at a price of $0.66 per share for total issued value of $264,000 to an arm’s length third party for payment of finders fees in connection with the convertible senior note financing (see Note 20).

On March 23, 2015, the Company issued 500,000 common shares at a price of $0.50 per share for total issued value of $250,000 as consideration in connection with the amendment to the previously completed convertible senior note financing (see Note 20 for details).

During the nine month period ended May 31, 2015, pursuant to the mandatory redemption option held by the lender under the convertible senior note financing as described in note 20, the lender redeemed total convertible senior notes in the amount $1,144,418 which resulted in the issuance of 2,999,135 shares at an average price of $0.41 for total value of $1,236,935.  The redemption resulted in a loss on redemption of convertible senior notes of $88,073 for the nine month period ended May 31, 2015.

Activity during the year ended August 31, 2014:

During the year ended August 31, 2014, 320,893 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $4.22 for total issued value of $1,354,238.

On June 27, 2014, the Company issued 82,405 common shares common shares at a price of $2.245 per share to an arm’s length third party in settlement of legal proceedings initiated by the consultant for consulting services provided to the Company.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

7.

Capital Stock (continued)

Warrant issuances:

Activity during the nine month period ended May 31, 2015:

On December 9, 2014 the Company issued 982,143 share purchase warrants in connection with its convertible senior note financing (see Note 20).  Each warrant entitles the holder to acquire a common share at a price of US$0.98.  These warrants expire on December 9, 2019.

The warrants have a fair value of $443,000 on issuance, which was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	1.63%	Expected volatility	61%
Dividend yield	nil	Expected life	5 years

On December 29, 2014 the Company issued 400,000 share purchase warrants in connection with its convertible senior note financing (see Note 20).  Each warrant entitles the holder to acquire a common share at a price of US$0.98.  These warrants expire on December 29, 2016.

The warrants have a fair value of $71,000 on issuance, which was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	0.72%	Expected volatility	75%
Dividend yield	nil	Expected life	2 years

Activity during the year ended August 31, 2014:

There were no warrant issuances during the year ended August 31, 2014.

Warrants and Compensation Options outstanding:

At May 31, 2015, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible senior note financing - December 9, 2014	982,143*	USD$0.98	December 9, 2019
Convertible senior note financing – December 29, 2014	400,000	USD$0.98	December 29, 2016

Balance, May 31, 2015	1,382,143	-	-

* warrants classified under Warrant Liability

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

7.

Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.  The Company’s functional currency is the Canadian dollar as such the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive loss.

The table below shows the activity for warrant liability for the nine month period ended May 31, 2015 and the year ended August 31, 2014:

Period/Year ended	May 31, 2015	August 31, 2014
Balance at beginning of period/year	$ -	$ 3,524,000
Warrants issued	444,000	-
Decrease in value of warrant liability	(331,000)	(3,524,000)
Balance at end of period/year	$ 113,000	$ -

During the year ended August 31, 2014, the value of the warrants decreased to $nil from the balance at August 31, 2013 of $3,524,000, as a result of the warrants expiring unexercised on August 12, 2014.

During the nine month period ended May 31, 2015, 982,143 warrants were issued with a value on issuance of $444,000, that were classified as warrant liability.  Between the date of issuance and May 31, 2015, the value of these warrants decreased to $113,000.  The assumptions in valuing the warrant liability at May 31, 2015 include an expected volatility of 68%, a risk free interest rate of 1.49% and an expected life of 4.5 years. The decrease in value of $331,000 during the nine month period ended May 31, 2015 (2014 – $3,491,000 decrease) resulted in a gain (2014 – resulted in a gain) in the statement of comprehensive loss.

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the nine month period ended May 31, 2015 was $5,606 (2014 - $53,743) and is included in salaries and benefits expense.

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012, the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014, the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

7.

Capital Stock (continued)

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 1,300,000 shares authorized for issuance under the Plan, 1,207,754 shares have been issued as at May 31, 2015.

Total share-based compensation expense related to the issue of RSUs was $651,398 for the nine month period ended May 31, 2015 (2014 - $1,181,864).  The amount capitalized to mineral properties for the nine month period ended May 31, 2015 was $31,431 (2014 - $103,023).  The amount charged to directors fees for the nine month period ended May 31, 2015 was $100,122 (2014 - $151,137).

The following table summarizes changes in the number of RSU’s outstanding:

Number of RSU’s		Weighted average fair value at issue date
Balance, September 1, 2013	621,578	$ 4.16
Granted	485,139	$ 2.70
Redeemed for common shares	(320,893)	$ 4.22
Forfeited	(2,793)	$ 3.58
Balance, August 31, 2014	783,031	$ 3.23
Granted	50,000	$ 2.41
Redeemed for common shares	(13,500)	$ 2.36
Forfeited	(106,796)	$ 2.95
Balance, May 31, 2015	712,735	$ 3.25

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

8.

Reserve for warrants

Period/year ended	May 31, 2015	August 31, 2014
Balance at beginning of period/year	$ 870,037	$ 870,037
Warrants issued on convertible senior note financing (Note 20)	71,000	-
Balance at end of period/year	$ 941,037	$ 870,037

9.

Reserve for share based payments

Period/year ended	May 31, 2015	August 31, 2014
Balance at beginning of period/year	$ 935,060	$ 873,736
Shares issued pursuant to RSU plan	(31,840)	(1,354,238)
Share based compensation	651,398	1,416,868
RSU shares forfeited	(102,961)	(1,306)
Balance at end of period/year	$ 1,451,657	$ 935,060

10.

Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Nine months ended May 31,	Notes	2015	2014
Legal services	(i)	$264,530	$205,357
Rent	(ii)	$20,046	$21,347
Rent	(iii)	$5,516	$25,829
Consulting	(iv)	$137,950	$64,911
Consulting	(v)	$91,215	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine month period ended May 31, 2015, the legal expense charged by the firm was $264,530 (2014 - $205,357).  As at May 31, 2015, $315,021 remains payable (August 31, 2014 - $28,648).

(ii) During the nine month period ended May 31, 2015, $20,046 (2014 - $21,347) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii)  During the nine month period ended May 31, 2015, $5,516 (2014 - $25,829) was paid to a company associated with the Company’s CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv) During the nine month period ended May 31, 2015, $137,950 (2014 - $64,911) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(v) During the nine month period ended May 31, 2015, $91,215 (2014 - $nil) was paid for grade control drilling and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

10.

 Related party transactions and key management compensation (continued)

At May 31, 2015, the Company has a receivable of $nil (August 31, 2014 - $2,072) from an organization associated with the Company’s President and CEO.

At May 31, 2015, the Company has a receivable of $5,541 (August 31, 2014 - $16,622) from the former general manager of the Company for amounts advanced on his behalf.

During the nine month period ended May 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s CEO for total proceeds of $577,505 as described in Note 4.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at May 31, 2015, the balance outstanding under capital lease obligations is $592,354 (August 31, 2014 - $nil) and is repayable within 1 year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

 (b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Nine months ended May 31,	2015		2014
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 254,674	$ 289,076	$ 316,737	$ 583,336
Directors	137,700	100,122	135,852	151,137
Total	$ 392,374	$ 389,198	$ 452,589	$ 734,473

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All RSU share based compensation is based on the accounting expense recorded in the year.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

11.

Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine month period ended May 31, 2015. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at May 31, 2015 totaled $45,200,103 (August 31, 2014 - $49,862,888).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

12. Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets, derivatives in convertible senior notes and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability and derivatives in convertible senior notes are categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

12.

Financial Instruments (continued)

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at May 31, 2015, or August 31, 2014.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2015, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $3,000 (2014 - $43,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2015, the Company had current assets of $1,097,436 (August 31, 2014 - $2,614,572) and current liabilities of $4,479,270 (August 31, 2014 - $1,288,905). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $3,381,834 (August 31, 2014 - $1,325,667 working capital).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2015, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at May 31, 2015.

13.

Prepaid expenses

	May 31, 2015	August 31, 2014

Insurance	$ 55,002	$ 41,475
Listing fees	45,152	25,602
Other	8,639	1,805
Total prepaid expenses	$ 108,793	$ 68,882

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

14. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	May 31, 2015	August 31, 2014

Receivable from related parties	$ 18,002	$ 27,139
HST and VAT Receivable	306,602	658,437
Other	1,055	6,223
Total Trade and Other Receivables	$ 325,659	$ 691,799

Below is an aged analysis of the Company’s other receivables:

	May 31, 2015	August 31, 2014

Less than 1 month	$ 3,592	$ 31,846
1 to 3 months	14,179	12,840
Over 3 months	307,888	647,113
Total Other Receivables	$ 325,659	$ 691,799

At May 31, 2015, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 12.

The Company holds no collateral for any receivable amounts outstanding as at May 31, 2015.

15. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	May 31, 2015	August 31, 2014

Less than 1 month	$ 354,255	$ 992,684
1 to 3 months	1,459,393	239,728
Over 3 months	1,420,051	56,493
Total Trade, Other Payables and Accrued Liabilities	$ 3,233,699	$ 1,288,905

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

16. Inventory

Inventory consists of stockpiled ore, chemicals to be used in the gold leaching process and fuel to be consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	May 31, 2015	August 31, 2014

Stockpiled ore	$ 288,656	$ -
Chemicals	96,122	-
Fuel	1,490	24,230
Total Inventory	$ 386,268	$ 24,230

17. Cash and cash equivalents

As at May 31, 2015, cash and cash equivalents total $276,716 (August 31, 2014 - $1,829,661), consisting of cash on deposit with banks in general minimum interest bearing accounts totalling $276,716 (August 31, 2014 - $497,661), and guaranteed investment certificates and treasury bills consisting of interest-generating money-market accounts of $nil (August 31, 2014 - $1,332,000).  The interest-generating government investment certificate is cashable at any time and the Company expects to convert this into cash on an as needed basis.

18. Segmented information

Operating Segments

At May 31, 2015 the Company’s operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the unaudited interim condensed consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

18. Segmented information (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning TREC’s geographic locations is as follows:

	Nine month period ended May 31, 2015	Nine month period ended May 31, 2014
Consolidated net income (loss)
Canada	$ (3,925,251)	$ 109,453
Tanzania	(3,040,258)	(876,319)
	$ (6,965,509)	$ (766,866)
	As at May 31, 2015	As at August 31, 2014
Identifiable assets
Canada	$ 358,119	$ 1,830,815
Tanzania	51,474,892	50,962,086
	$ 51,833,011	$ 52,792,901
Non-current assets
Canada	$ 15,833	$ 19,551
Tanzania	50,719,742	50,158,778
	$ 50,735,575	$ 50,178,329

19. Commitments

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $21,468 as at May 31, 2015 (August 31, 2014 - $nil) for premises in fiscal 2015.

The Company also entered into a commitment with DMO Technological Services Ltd. of Zimbabwe for the purchase of a carbon in column plant in connection with the heap leach operations at Buckreef with remaining commitments in the amount of USD $nil (August 31, 2014 - USD$582,240).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

20.

Convertible senior note

Initial issuance:

On December 29, 2014, the Company closed out of escrow the issuance of US$10,000,000 in convertible senior notes to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria.

The notes were issued at an 8% discount, with an initial funding amount of US$9,200,000.  The notes are convertible at the option of the lender at a price of US$0.98.  The notes bear interest at 8% per annum, payable monthly.   The lender may opt to receive interest in common shares in lieu of cash at US$0.98 per share ..  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the volume-weighted average trading price (“VWAP”) of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

The initial closing drawdown was US$1,766,588. Subsequent drawdowns may be made based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period ..  As at February 28, 2015, the Company had not achieved the financial conditions, as such, the cash held in escrow is restricted and unavailable to the Company for use.  As at February 28, 2015, the Company repaid USD$750,000.

On closing, 982,143 warrants were issued to the lender which are exercisable for 5 years at the conversion price of US$0.98.  Any warrants issued to the lender in the future will be exercisable at 115% of the 5-day VWAP of the common shares on the 5 trading days immediately preceding the date of issue.

The Company incurred $435,174 in direct expenditures relating to securing this financing.  In addition, 400,000 shares and 400,000 warrants were issued as finders fees (Note 7).  The 400,000 warrants are exercisable for 2 years at the conversion price of US$0.98.These costs have been recorded as transaction costs against the convertible senior notes to be amortized over the life of the notes.

Amendment to initial issuance:

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown under which successfully closed on December 29, 2014.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender.  Under the amended financing, there is no escrow of funds and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum is calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash will be repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

20.

Convertible senior note (continued)

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company.

The balance of the convertible senior note is as follows:

	May 31, 2015	August 31, 2014
Note issued at face value ($10,000,000 USD)	$ 11,626,808	$ -
Discount on convertible note ($800,000 USD)	(930,145)	-
Conversion component of convertible note ($2,934,000 USD)	(3,359,000)	-
Transaction costs relating to convertible note - shares	(264,000)	-
Warrants issued to debenture holders	(443,000)	-
Transaction costs relating to convertible note – broker warrants	(72,000)	-
Transaction costs relating to convertible note - cash	(435,174)	-
Amortization of bond discount and transaction costs	540,980	-
Repayments – cash ($750,000 USD)	(933,825)	-
Reduction of conversion component on repayment	252,000	-
Foreign exchange	282,731	-
Balance, prior to amendment	$ 6,265,375	$ -
Reduction in notes on amendment	(4,521,501)	-
Redemption of convertible notes	(1,148,682)	-
Foreign exchange	37,025	-
Balance, end of the period/year	$ 632,217	$ -

Derivative in convertible senior notes:

The conversion option is considered an embedded derivative as it is denominated in USD whereas the Company’s functional currency is the Canadian dollar. The feature is classified as a current liability on the statement of financial position and is carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair value recorded as gains or losses in the statement of comprehensive loss.

The assumptions in valuing the embedded derivative on issuance at December 9, 2014 include an expected volatility of 74%, a risk free interest rate of 0.72% and an expected life of 2 years resulting in a fair value on issuance of $3,359,000.  As at May 31, 2015, the derivative in the convertible note is valued at $21,000 (August 31, 2014 - $nil).  The assumptions in valuing the embedded derivative at May 31, 2015 include an expected volatility of 80%, a risk free interest rate of 0.61% and an expected life of 1.5 years.  The decrease in value of the derivative in convertible promissory note resulted in a gain of $150,000 (2014 - $nil) for the nine month period ended May 31, 2015. This gain relates only on the conversion option on the outstanding amount of convertible notes as at May 31, 2015, after the amendment and redemption of convertible notes.

Interest expense related to the Debentures amounted to $167,322 (2014 - $nil), as at May 31, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the nine month period ended May 31, 2015 totaled $540,980 (2014 - $nil).  All interest payments have been paid as of May 31, 2015.

During the nine month period ended May 31, 2015, the lender redeemed $1,148,862 of convertible senior notes which was paid in shares, which resulted in the issuance of 2,999,135 common shares with a fair value of $1,236,935.  The resulting loss on redemption of convertible senior notes of $88,073 (2014 - $nil) is reflected as a loss for the nine month period ended May 31, 2015.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

21.

Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania.  Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:
	May 31, 2015	August 31, 2014
Balance, beginning of period/year	$ -	$ -
Asset retirement obligation addition	329,000	-
Accretion expense	2,882	-
Balance, end of the period/year	$ 331,882	$ -

The mine closure provision liability is based upon the following estimates and assumptions:

a)

Total undiscounted amount of future retirement costs was estimated to be $391,000.

b)

Risk-free rate at 3.504%.

c)

Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2020.

d)

Inflation over the period from is estimated to be 2% per annum.

22.

Non-Controlling Interest

The changes to the non-controlling interest for the nine month period ended May 31, 2015 and year ended August 31, 2014 are as follows:

Period/year ended	May 31, 2015	August 31, 2014
Balance at beginning of period/year	$ 1,641,108	$ 2,078,987
Non-controlling interest’s 45% share of Buckreef’s comprehensive income (loss)	82,353	(135,872)
Non-controlling interest’s 25% share of NWBM’s comprehensive loss	(14,705)	(302,007)
Balance at end of period/year	$ 1,708,756	$ 1,641,108

The following is summarized financial information for Buckreef:

	May 31, 2015	August 31, 2014
Current assets	$ 511,222	$ 40,395
Long term assets	18,132,750	16,546,400
Current liabilities	(9,701)	(10,801)
Advances from parent	(19,452,244)	(17,576,972)

Net income (loss) for the period/year	183,008	(301,938)

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2015 and 2014

22.

Non-Controlling Interest (continued)

The following is summarized financial information for NWBM:

	May 31, 2015	August 31, 2014
Current assets	$ -	$ -
Long term assets	-	-
Current liabilities	(3,395)	(3,780)
Advances from parent	(1,494,646)	(1,435,434)

Net loss for the period/year	(58,822)	(1,208,028)

23.

Events after the reporting period

(i)

Subsequent to the period ended May 31, 2015, as of June 16, 2015, the lender redeemed the remaining outstanding balance of $632,217 of convertible senior notes payable into shares, which resulted in the issuance of 2,011,383 common shares with a fair value of $721,462 reducing the balance of convertible senior notes to $nil.

(ii)

On July 8, 2015, the Company announced that it successfully secured unrestricted $1.53 million dollar "bullion loans”.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share. There is no prepayment penalty.

An 8% finder’s fee of $122,400 is payable by the issuance of 442,548 common shares at a price of $0.27658 per share. The bullion loans and payment of the finder’s fee are subject to approval of the TSX.